Sebastián Kanovich
Chief Executive Officer

Jacobo Singer
President

Diego Cabrera Canay
Chief Financial Officer

Earnings Presentation

2nd Quarter 2022

d·local

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

d·local

We are building the best financial infrastructure for emerging markets.

d·

One-stop-shop in emerging markets

37
Countries

700+
Local payment methods

1API
5 solutions

2B+
Consumers unlocked

d·

Continued strong financial performance in 2Q22, despite the hard comp in 2Q21

CUSTOMER BASE GROWTH

157% NET REVENUE RETENTION RATE

PROFITABILITY

38% ADJUSTED EBITDA MARGIN[1]

SCALE

TPV ($M)

67% YoY

16% QoQ



2Q21 — $1,456
1Q22 — $2,104
2Q22 — $2,433

GROWTH

Revenue ($M)

72% YoY

16% QoQ



2Q21 — $59
1Q22 — $87
2Q22 — $101

Note: Unaudited quarterly results
[1] dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

We continue to expand our merchant base while monetizing our existing clients

More merchants using dLocal: reached 500+ merchants and ~200 key accounts[1] in 1H22

Revenue concentration (%)



Total # of countries per top 10 merchants



Note: Unaudited quarterly results
[1]Total merchants exclude SMBs in our marketplace solution. Key accounts consider those merchants that have an Account Manager assigned.

Deepening our presence in Africa & Asia

Presence in 22 countries (versus 16 in 2Q21)
- 3 countries are among our Top 10 (in terms of TPV/revenue)

Successful land-and-expand strategy
- 9 out of Top 10 merchants (in terms of TPV) process with us in these regions with significant opportunities to continue scaling

Continue building our infrastructure
- Added 10+ APMs in 2Q22

Continue to explore selective inorganic opportunities to improve our scale and products across key markets



*Map is a representation of our coverage and may not be geographically accurate

d·

Sustainable and robust growth across all regions with Africa and Asia representing 13% of our revenues

Revenue by region - LATAM ($M)

Revenue by region - Africa & Asia ($M)





Note: Unaudited quarterly results

8

d·

We continue to invest in expanding our global team

TOTAL FTE IN 2Q22

632 +48% YoY

FTE evolution (#)

AMERICAS

514 FTE

+38% YoY



AFRICA & ASIA

118 FTE

+115% YoY



Note: FTE includes employees and contractors.

Resilient business that continues to benefit from diversification

Continued growth of our TPV across most verticals, particularly in commerce, on-demand delivery, travel, SaaS and advertising

TPV evolution ($M)


67% YoY
16% QoQ
$1,456
$2,104
$2,433
2Q21
1Q22
2Q22

2Q22 TPV breakdown by vertical (%)


Other
SaaS
Financial Services
eLearning
Advertising
Travel
Gaming
Streaming
Commerce
On-demand Delivery
Ride Hailing
$2.4B
TPV
Entertainment
Consumption
Mobility
Services

Note: Unaudited quarterly results

10

Existing and new merchants driving growth

Revenue evolution ($M)



Revenue composition ($M)



Note: Unaudited quarterly results
[1] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

Accelerated gross profit and EBITDA expansion, delivering profitable growth

Gross profit evolution ($M)

Adj. EBITDA[1] ($M) and Adj. EBITDA margin (%) evolution





Note: Unaudited quarterly results
[1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

d·

We continue to execute with discipline, generating positive free cash flow

Free cash flow[1] evolution ($M)



- ▪ Strong cash conversion[2] of 168% in LTM 2Q22, or 103% excluding merchants' funds

- ▪ Robust cash position of $454M as of June 30, 2022, or $270M excluding merchants' funds

Note: Unaudited quarterly results
[1] Free cash Flow calculated as net cash from operating activities less acquisition of property, plant and equipment and additions of intangible assets. 2021 calculation excludes the acquisition of PrimeiroPay in 2Q21 for an immediate cash consideration of $39M.
[2] Cash conversion calculated as Free cash Flow divided by net income
[3] Cash conversion calculated as Free cash Flow divided by net income, excluding the change in merchant funds. 2Q22 merchants funds excludes $25M that as of June 30, 2022, was pending to be transferred to Own Funds accounts.

d·

Our top execution capabilities continue to deliver high growth in a profitable way

We continue to invest prudently into the big opportunity ahead of us

We are well-positioned to fulfill our long-term vision

Summary 1H22

SCALE	TPV growth (YoY)	**91%**
GROWTH	Revenue growth (YoY)	**90%**
CUSTOMER BASE GROWTH	NRR rate	**177%**
PROFITABILITY	Adj. EBITDA margin	**38%**

Note: Unaudited quarterly results

Investment highlights

 We power a **massive and expanding Emerging Markets ecosystem**

 We are **directly integrated** with some of the world's biggest online merchants in the world, driving very strong NRR and cohort performance

 We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across Emerging Markets

 Our business model is **well-diversified across industries, clients and geographies**

 We are **growing rapidly and profitably at scale with strong cash generation**

Thanks!

d·local

APPENDIX

Financial highlights

2Q22 Adjusted EBITDA Bridge ($M)



2Q21 Adjusted EBITDA Bridge ($M)



Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results.
1 Other Adjustments for 2Q22 includes other operating gain/(loss) of $0.7M.
2 Other Adjustments for 2Q21 includes secondary offerings expenses of $3.0M and M&A transaction costs of $0.3M.

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	Three-month period ended June 30,		Six-month period ended June 30,	
	2022	**2021**	**2022**	**2021**
Profit for the period	**30,722**	**17,708**	**56,995**	**34,635**
Income tax expense	4,151	1,596	5,364	2,975
Depreciation and amortization	1,857	1,344	3,580	1,859
Secondary offering expenses[1]	-	3,042	89	3,747
Transaction costs[2]	-	341	-	454
Share-based payment non-cash charges	1,241	2,116	3,275	2,681
Other operating (gain)/loss	688	-	688	(2,896)
Other charges, Net[3]	(476)	(222)	1,048	311
Adjusted EBITDA	**38,183**	**25,925**	**71,039**	**43,766**

Note: Unaudited quarterly results.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1] Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. [2] Corresponds to costs related to the acquisition of assets of PrimeiroPay. [3] Corresponds to other minor adjustments (full reconciliation in financial statements).